FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2006

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F   X           Form 40-F
                                   ---------                ---------


 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
                          Yes                     No    X
                             ---------              ---------


    (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
                               82-__________. )
                                      N/A

              China Netcom Group Corporation (Hong Kong) Limited
                   Building C, No. 156, Fuxingmennei Avenue
                               Xicheng District
                              Beijing, 100031 PRC




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This Form 6-K consists of:

The notice of extraordinary general meeting of the shareholders of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on April 29, 2006.








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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Miao Jianhua
                              -----------------

                          By  /s/ Mok Kam Wan
                              -----------------






                          Name:    Miao Jianhua and Mok Kam Wan

                          Title:   Joint Company Secretaries



Date:    April 29, 2006








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                               [CNC LOGO OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                                [GRAPHIC OMITTED]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                                (Stock Code: 906)

                   NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of China Netcom Group Corporation (Hong Kong) Limited (the "Company") will be held at 12:00 noon (or as soon thereafter as the annual general meeting of the Company to be convened at 11:00 a.m. at the same place and date shall have been concluded or adjourned) on 16 May 2006, in The Ballroom, Island Shangri-la, Hong Kong for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolutions as Ordinary Resolutions:

                              Ordinary Resolutions

1. "THAT the amendments to the rules of the Share Option Scheme of the Company (the "Share Option Scheme") referred to in the circular to shareholders of the Company dated 29 April 2006 (the "Circular") and contained in the amended Share Option Scheme, a copy of which is available for inspection as detailed in the Circular and produced to this meeting and for the purposes of identification initialled by the chairman of this meeting, be approved, subject to such modifications of those amendments to the rules of the Share Option Scheme as the directors of the Company may consider necessary to take into account the requirements of The Stock Exchange of Hong Kong Limited and that the directors of the Company be authorised to adopt the amendments to the rules of the Share Option Scheme and do all acts and things necessary to carry such amendments and modifications (if any) into effect."

2. "THAT the amendments to the terms of options granted under the Share Option Scheme referred to in the Circular be approved, subject to such modifications of those amendments to the terms of options granted under the Share Option Scheme as the directors of the Company may consider necessary to take into account the requirements of The Stock Exchange of Hong Kong Limited and that the directors of the Company be authorised to adopt the amendments to the terms of options granted under the Share Option Scheme and do all acts and things necessary to carry such amendments and modifications (if any) into effect."

                                                   By Order of the Board
                                                Miao Jianhua     Mok Kam Wan
                                                 Joint Company Secretaries



Hong Kong, 29 April 2006

Registered office
Room 6701, The Center
99 Queen's Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with any power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of authority, must be deposited at the Company's registered office at Room 6701, The Center, 99 Queen's Road Central, Hong Kong, at least 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the meeting or at any adjourned meeting should a member so wish.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie, Mr. Miao Jianhua and Mr. Jiang Weiping as executive directors, Ms. Li Liming, Mr. Jose Maria Alvarez-Pallete and Mr. Yan Yixun as non-executive directors and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang, and Mr. Timpson Chung Shui Ming as independent non-executive directors.